EXHIBIT 99.1

Cellectis Appoints Mark Frattini, M.D., Ph.D. as Chief Medical Officer

NEW YORK, Sept. 28, 2022 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, announced today the appointment of Mark Frattini, M.D., Ph.D., as Chief Medical Officer, effective immediately.

Dr. Frattini has over 20 years of experience in the field of hematological malignancies and joined Cellectis in August 2020 as Senior Vice President of Clinical Sciences. Mark has been responsible for Cellectis’ clinical leadership including the clinical development strategy of the Company’s current immune-oncology UCART product candidates. He has also been serving as a core member of the senior clinical team and has been managing a team of physicians and clinical scientists. As Chief Medical Officer, Dr. Frattini will oversee clinical research and development for Cellectis’ UCART clinical trial programs. He will remain based in Cellectis’ New York office and is joining the Company’s executive committee.

“Mark already had an impressive track record before joining Cellectis. He has continued to lead our clinical teams successfully over the last two years and I am thrilled to continue working with him in this expanded role. We are confident that his extensive experience in clinical development within hematology and oncology along with his strong leadership capabilities are invaluable as we advance our pipeline of next-generation CAR T-cell therapies,” said André Choulika, Ph.D., Chief Executive Officer at Cellectis.

“I am eager to step into the role of Chief Medical Officer and I’m delighted to continue working alongside the Cellectis team as we focus our efforts on advancing our clinical pipeline,“ said Mark Frattini, M.D., Ph.D. “I’ve always been passionate about working on the next generation of cell and gene therapies that can address the unmet medical needs of patients living with blood cancers. I look forward to helping progress our pipeline and leading the ongoing advancement of Cellectis’ clinical programs."

Prior to joining Cellectis, Dr. Frattini was Executive Medical Director, Program Lead, Global Clinical Research & Development at Celgene/Bristol Myer Squibb and was responsible for the oversight and management of several of Celgene’s sponsored programs in the hematology therapeutic area. Before joining Celgene, Dr. Frattini spent over 16 years as a physician-scientist specializing in hematologic malignancies in academia at Memorial Sloan-Kettering Cancer Center and Columbia University where he was a member of the adult leukemia service and the Experimental Therapeutics center at both institutions. At Columbia University from 2013-2018 Mark also served as the Director of Research for Hematologic Malignancies.

Dr. Frattini holds a M.D. and Ph.D. in Biochemistry and Molecular Biology from The University of Chicago and received his Internal Medicine residency and Medical Oncology fellowship training at Johns Hopkins Hospital.

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 22 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

For more information, visit www.cellectis.com. Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

For further information, please contact:

Media contacts:
Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com
Margaret Gandolfo, Senior Manager, Communications, +1 (646) 628 0300

Investor Relation contact:
Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com
Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

Forward-looking Statements

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “intend”, “expect,” “plan,” “scheduled,” “could,” “may” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements include statements about the advancement of development of our UCART product candidates pipeline, the potential of our product candidate and the sufficiency of cash to fund operation. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development. With respect to our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2021 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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